                             [OSHKOSH B'GOSH LOGO]

                           OFFER TO PURCHASE FOR CASH
                 UP TO 4,500,000 SHARES OF CLASS A COMMON STOCK
               AND UP TO 100,000 SHARES OF CLASS B COMMON STOCK,
                EACH AT A PURCHASE PRICE NOT IN EXCESS OF $21.00
                         NOR LESS THAN $18.50 PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
        EASTERN TIME, ON NOVEMBER 2, 1999, UNLESS THE OFFER IS EXTENDED.

     OshKosh B'Gosh, Inc. hereby invites you to tender shares of its Class A Common Stock and its Class B Common Stock (collectively, the "Shares") to the Company, on the terms and conditions set forth in this Offer to Purchase, the related Letter of Transmittal and the Option Election Form and related instructions, which together constitute the "Offer." Whenever this Offer to Purchase refers to rights "we" have, actions "we" may take or similar matters, it is referring to rights or actions of the Company. As part of the Offer, the Company is permitting tenders of Class A Shares in connection with the conditional exercise by holders of exercisable options granted under our stock option plans.

     We will determine the lowest price, not in excess of $21.00 nor less than $18.50 per Class A Share (the "Class A Purchase Price"), that we will pay for Class A Shares properly tendered pursuant to the Offer and that will allow the Company to buy 4,500,000 Class A Shares (or any smaller number of Class A Shares as are properly tendered), and the separate price, not in excess of $21.00 nor less than $18.50 per Class B Share (the "Class B Purchase Price"), that we will pay for Class B Shares properly tendered pursuant to the Offer and that will allow the Company to purchase 100,000 Class B Shares (or any smaller number of Class B Shares as are properly tendered), taking into account the prices specified by tendering shareholders. Subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions, we will purchase, at the Purchase Price for the class, all Shares that are properly tendered at prices at or below the Purchase Price for that class and not withdrawn, provided that the actual payment with respect to option shares will be reduced by the exercise price of the option and by applicable withholding taxes. We reserve the right to purchase more than 4,500,000 Class A Shares or more than 100,000 Class B Shares pursuant to the Offer. See Sections 1 and 15. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

     WE MAKE NO RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. See Section 11 regarding anticipated transactions by officers, directors and certain others.

     The Class A Shares are listed and traded on the Nasdaq Stock Market Inc. National Market under the symbol "GOSHA." The Class B Shares are not listed or traded on any exchange, but they are convertible into Class A Shares on a one-for-one basis. On September 30, 1999, the last trade price per Class A Share as reported on the Nasdaq National Market was $15 31/32. We encourage you to obtain current market quotations for the Class A Shares. See Section 8.

                      The Dealer Manager for the Offer is:
                              GOLDMAN, SACHS & CO.

             The date of this Offer to Purchase is October 4, 1999.

                                   IMPORTANT

     Except as described below, any shareholder wishing to tender all or any part of his or her Shares should either:

     - complete and sign a Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to Harris Trust and Savings Bank (the "Depositary"), and either mail or deliver the stock certificates for the Shares to the Depositary with all the other documents or tender the Shares pursuant to the procedure for book-entry tender set forth in Section 3; or

     - request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder.

     Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact that person if they desire to tender their Shares. Any shareholder who desires to tender Shares and whose stock certificates cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry tender or whose other required documents cannot be delivered to the Depositary by the expiration of the Offer must tender those Shares pursuant to the guaranteed delivery procedure described in Section 3.

     Except as described below, shareholders must complete the section of the Letter of Transmittal stating the price at which they are tendering Shares. If you wish to tender Shares at more than one price, you must submit a separate copy of the Letter of Transmittal for each price.

     You may direct questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent or to the Dealer Manager. Their addresses and telephone numbers appear on the back cover of this Offer to Purchase.

SPECIAL INSTRUCTIONS FOR HOLDERS OF EXERCISABLE OPTIONS

     Holders of exercisable options who wish to participate in the Offer by conditionally tendering the option shares must follow the instructions and procedures set forth in the documents described below. These documents are also part of the terms of the Offer.

     Holders of exercisable options should read this Offer to Purchase, the related Letter of Transmittal and the Option Election Form and related instructions, as they contain the terms of the Offer. The special instructions in the documents for option holders supplement the information contained in this Offer to Purchase and the Letter of Transmittal. Holders of exercisable options should also see "Certain Federal Income Tax Consequences--Tax Considerations for Holders of Option Shares" in Section 14 for information about tax considerations and Section 5 for special payment procedures that apply if they participate in the Offer. Holders of exercisable options who wish to tender option shares in the Offer must follow the instructions contained in the materials specifically applicable to them.

     NEITHER THE COMPANY NOR THE DEALER MANAGER HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NEITHER THE COMPANY NOR THE DEALER MANAGER HAS AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND OPTION ELECTION FORM.

                               TABLE OF CONTENTS

                          SECTION                               PAGE
                          -------                               ----
SUMMARY.....................................................      1
THE OFFER...................................................      3
 1. Number of Shares; Proration.............................      3
 2. Purpose of the Offer; Certain Effects of the Offer......      5
 3. Procedures for Tendering Shares.........................      8
 4. Withdrawal Rights.......................................     11
 5. Purchase of Shares and Payment of Purchase Price........     11
 6. Conditional Tender of Shares............................     13
 7. Certain Conditions of the Offer.........................     13
 8. Price Range of Shares; Dividends........................     15
 9. Source and Amount of Funds..............................     16
10. Certain Information Concerning the Company..............     17
11. Interest of Directors and Officers; Transactions and
    Arrangements Concerning Shares..........................     20
12. Effects of the Offer on the Market for Shares;
    Registration Under the Exchange Act.....................     24
13. Certain Legal Matters; Regulatory Approvals.............     25
14. Certain Federal Income Tax Consequences.................     25
15. Extension of Offer; Termination; Amendment..............     29
16. Fees and Expenses.......................................     29
17. Miscellaneous...........................................     30

To the Holders of Class A Shares and Class B Shares of OshKosh B'Gosh, Inc.

                                    SUMMARY

     This general summary is solely for your convenience. It may not contain all of the information that is important to you, and it is qualified in its entirety by reference to the full text and more specific details in this Offer to Purchase and the other materials provided in the Offer.

PURCHASE PRICE.............  The Class A Purchase Price will be not more than
                             $21.00 nor less than $18.50 per Class A Share. The separate Class B Purchase Price will be not more than $21.00 nor less than $18.50 per Class B Share. We will select the lowest prices that will permit the purchase of the number of Shares mentioned below. All Shares of a particular class that we purchase will be purchased at the Purchase Price for that class, even if tendered below the Purchase Price. Holders who tender option shares will receive the Class A Purchase Price less the per Share exercise price and the applicable withholding tax amount. See Section 1.

NUMBER OF SHARES TO BE
PURCHASED..................  Up to 4,500,000 Class A Shares, including option shares (or any smaller number of Class A Shares as are properly tendered) and up to 100,000 Class B Shares (or any smaller number of Class B Shares as are properly tendered).

HOW TO TENDER SHARES.......  Each shareholder (other than holders qualifying for the "Odd Lots" preference described below) desiring to tender Shares must either specify in the Letter of Transmittal (or, in the case of option shares, in the Option Election Form) the minimum price (not more than $21.00 nor less than $18.50 per Share) at which the shareholder is willing to have his or her Shares purchased by the Company or must state that he or she is tendering at the Purchase Price for the applicable class resulting from the dutch auction tender process. A shareholder can specify the priority of tendered Shares among his or her Shares of a given class and can specify different minimum prices for different Shares held by that shareholder. See Section 3. A shareholder may call the Information Agent or the Dealer Manager or consult with a broker for assistance in tendering Shares.

BROKERAGE COMMISSIONS AND
STOCK TRANSFER TAX.........  Tendering shareholders will not be obligated to pay any fees or commissions to the Dealer Manager, the Depositary or the Information Agent or, if payment is made to the registered holder, transfer taxes on the sale of Shares pursuant to the Offer. A tendering shareholder who holds securities with a broker may be required by the broker to pay a service charge or other fee.

EXPIRATION AND PRORATION
DATES......................  November 2, 1999, at 12:00 midnight, Eastern Time, unless extended by the Company.

PAYMENT DATE...............  As soon as practicable after the termination of the
                             Offer. We expect that the Payment Date will be approximately seven to ten business days after expiration of the Offer.

POSITION OF THE COMPANY AND
ITS DIRECTORS..............  NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY
                             RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. We have been advised that some members of the Hyde and Wyman families (including members who are among the Company's directors and executive officers) intend to sell Shares in independent market transactions. See Section 11.

WITHDRAWAL RIGHTS..........  Tendered Shares may be withdrawn at any time until
                             12:00 midnight, Eastern Time, on November 2, 1999, unless the Offer is extended by the Company. Unless previously purchased, tendered Shares may also be withdrawn at any time after 12:00 midnight, Eastern Time, on December 2, 1999. See Section 3.

ODD LOTS...................  There will be no proration of Shares tendered by any shareholder owning beneficially fewer than 100 Class A Shares or fewer than 100 Class B Shares who tenders all of those Shares at or below the Purchase Price for the applicable class prior to the Expiration Date and who checks the "Odd Lots" box in the Letter of Transmittal. See Section 1.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

     General. Upon the terms and subject to the conditions of the Offer, the Company will purchase 4,500,000 Class A Shares and 100,000 Class B Shares, or any smaller number of Shares of each class as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date at prices (determined in the manner set forth below) not in excess of $21.00 nor less than $18.50 per Share in cash. Holders of exercisable options for Class A Shares granted under our stock option plans will be permitted to tender in connection with conditional "cashless" exercises of their options and, for each option share purchased by us, will receive the difference between the Class A Purchase Price and the sum of the exercise price and applicable withholding taxes. The term "Expiration Date" means 12:00 midnight, Eastern Time, on November 2, 1999, unless and until we, in our sole discretion, extend the period of time during which the Offer will remain open, in which event the term "Expiration Date" will refer to the latest time and date at which the Offer, as so extended, will expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer. We reserve the right to purchase more than 4,500,000 Class A Shares and 100,000 Class B Shares pursuant to the Offer. In accordance with applicable regulations of the SEC, we may purchase pursuant to the Offer an additional amount of Shares of either class not to exceed 2% of the outstanding Shares of that class without amending or extending the Offer. See
Section 15. In the event of an over-subscription of the Offer for Class A Shares or Class B Shares as described below, Shares of the applicable class tendered at or below the Purchase Price for that class prior to the Expiration Date will be subject to certain proration and conditional tender provisions, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

     In the event that (1) we

     - increase or decrease the price to be paid for Shares;

     - increase or decrease the Dealer Manager's soliciting fee;

     - increase the number of Shares being sought by more than 2% of the outstanding Shares of the applicable class; or

     - decrease the number of Shares being sought,

     and (2)

     - the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of the change is first published, sent or given in the manner specified in Section 15, then the Offer will be extended until the expiration of that period of ten business days. For this purpose, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     As promptly as possible after the Expiration Date we will select the lowest Class A Purchase Price that will allow the Company to buy 4,500,000 Class A Shares (or any smaller number of Class A Shares as are properly tendered at prices not in excess of $21.00 nor less than $18.50 per Share) and the lowest Class B Purchase Price that will allow the Company to buy 100,000 Class B Shares (or any smaller number of Class B Shares as are properly tendered at prices not in excess of $21.00 nor less than $18.50 per Share), taking into account the number of Shares of each class tendered and the prices specified by tendering Shareholders. All Class A Shares properly tendered at prices at or below the Class A Purchase Price and not withdrawn will be purchased at the Class A Purchase Price and all Class B Shares properly tendered at prices at or below the Class B Purchase Price and not withdrawn will be purchased at the Class B Purchase Price, subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. In the case of conditional tenders of option shares for Class A Common Stock, we will pay the Class A Purchase Price less the exercise price and applicable withholding taxes for all option shares purchased.

     THE OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

     In accordance with Instruction 5 of the Letter of Transmittal, shareholders (other than certain beneficial owners of fewer than 100 Class A Shares or fewer than 100 Class B Shares) desiring to tender Shares generally must specify the price, not in excess of $21.00 nor less than $18.50 per Share, at which they are willing to sell their Shares to the Company, or indicate that they are tendering at the Purchase Price for the applicable class, determined by the Company in accordance with this Offer. By following the instructions to the Letter of Transmittal, shareholders can specify one minimum price for a specified portion of their Shares and a different minimum price for other specified Shares. Shareholders can also specify the order in which their Shares of either class will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of their tendered Shares of that class are purchased pursuant to the Offer, and they can condition their tender of Shares on the purchase of all or a specified minimum number of their shares being purchased. We will return all Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price for the applicable class and Shares not purchased because of proration or conditional tender, to the tendering shareholder (or to another person specified by a tendering shareholder) at the Company's expense as promptly as practicable following the Expiration Date. Option shares that are conditionally exercised and tendered but not purchased pursuant to the Offer will be deemed not to have been exercised and will continue to constitute outstanding options.

     Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 4,500,000 Class A Shares or more than 100,000 Class B Shares have been properly tendered at prices at or below the Class A Purchase Price or the Class B Purchase Price, respectively, and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares of the oversubscribed class in the following order of priority:

          (a) first, all Shares tendered and not withdrawn prior to the Expiration Date by any shareholder who beneficially owns fewer than 100 Class A Shares or fewer than 100 Class B Shares and who:

             (1) tenders all Shares of that class that the shareholder beneficially owns at a price at or below the Purchase Price for that class, including by electing to accept the Purchase Price for that class determined by the Company (tenders of less than all Shares of a particular class owned by the shareholder will not qualify for this preference); and

             (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (b) second, after purchase of all of the foregoing Shares in item (a) above, all Shares of the applicable class (1) conditionally tendered in accordance with Section 6, for which the condition was satisfied, and (2) all other Shares tendered properly and unconditionally, in each case at prices at or below the Purchase Price for the applicable class, and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below; and

          (c) third, if necessary, Shares conditionally tendered at or below the Purchase Price for the applicable class and not withdrawn prior to the Expiration Date by shareholders who tendered all of their Shares of the applicable class but for which the minimum condition was not satisfied, selected by random lot in accordance with Section 6.

     Odd Lots. For purposes of the Offer, the term "Odd Lots" means all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price for the applicable class and not withdrawn by any person who owns, beneficially or of record, an aggregate of fewer than 100 Class A Shares and/or fewer than 100 Class B Shares (and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery). In order to qualify for this preference, a qualifying shareholder must tender all applicable Shares of a class in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders. Any shareholder wishing to tender all of the shareholder's Class A Shares or

Class B Shares pursuant to this preference for Odd Lots should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See Instruction 8 to the Letter of Transmittal.

     We also reserve the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tenders all Class A Shares and/or all Class B Shares owned, beneficially or of record, at or below the Purchase Price for the applicable class and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Class A Shares and/or fewer than 100 Class B Shares. If we exercise this right, we will increase the number of Shares that the Company is offering to purchase by the number of Shares purchased through the exercise of the right.

     Proration. If proration of tendered Shares of either class is required, we will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares of the applicable class, other than those qualifying for the preference for Odd Lots, will be based on the ratio of the number of Shares of that class tendered by the shareholder to the total number of Shares of that class tendered by all shareholders subject to proration, at or below the Purchase Price for the applicable class, subject to the conditional tender provisions described in
Section 6. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the Odd Lot procedure, we do not expect to be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately seven to ten business days after the Expiration Date. We will announce the preliminary results of any proration by press release as soon as practicable after the Expiration Date. Shareholders may obtain any available preliminary information from the Information Agent or the Dealer Manager and may also be able to obtain it from their brokers or financial advisors.

     The same proration factor will be separately applied to option shares which are tendered. We will purchase option shares in the order in which the holder of the options indicates on the Option Election Form.

     As described in Section 14, the number of Shares that the Company will purchase from a shareholder may affect the federal income tax consequences to the shareholder and therefore may be relevant to the shareholder's decision whether to tender Shares and how many Shares to tender. The Letter of Transmittal and the Option Election Form afford each tendering shareholder the opportunity to designate the order of priority in which tendered Shares of either class are to be purchased in the event of proration and the opportunity to make a tender of Shares conditioned on the purchase of all or a specified minimum number of the Shares.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The discussion in this Section 2 and Section 10 contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. When used in this Offer to Purchase, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions. The factors that could cause the Company's results of operations and financial position to be weaker than expected include, among other things: changes in consumer spending for apparel, particularly in the children's wear segment; overall consumer acceptance of the Company's product styling; the financial strength of the retail industry, including, but not limited to, business conditions and the general economy; competitive factors; risk of non-payment of accounts receivable; the unanticipated loss of a major customer; failure of the Company's suppliers to timely deliver needed raw materials; Year 2000 issues, particularly with respect to the Company's vendors and customers; consumer and retailer responses to Company marketing initiatives, including new Company retail stores; and risks associated with foreign operations, including foreign economic conditions, currency rate fluctuations, and other matters. Some or all of the factors are beyond the Company's control.

     Since May 1994, the Company has repurchased approximately 13.1 million Class A Shares and approximately 83,000 Class B Shares (as adjusted for the two-for-one stock split of both classes effected in the form of a stock dividend in 1998) pursuant to its tender offer in 1997 and in open market transactions. Consistent with this strategy, on August 17, 1999, the Company's board of directors authorized our officers to consider the advisability of the Offer and on September 30, 1999, the board of directors approved the Offer. The Company decided to include the Class B Shares in the Offer so that holders of Class B Shares could determine whether to participate in the Offer without undergoing the uncertainty and burdens of making an irrevocable conversion into Class A Shares.

     Purpose and Potential Benefits of the Offer. The Offer is being made because the Company's board of directors determined that the Offer constitutes a prudent use of the Company's financial resources, given the Company's business profile, assets and prospects. As of September 30, 1999, the Company had available approximately $15.7 million in cash and short-term investments. We have received commitments for a new $200,000,000 credit agreement under which up to $125,000,000 is available for stock repurchases. The amounts required to fund the Offer and pay related expenses will be provided from a combination of available cash and borrowings under these new credit facilities. See Section 9.

     We believe the Offer may provide several benefits to the Company.

     - The Offer will provide a capital structure that makes greater use of financial leverage at reasonable interest rates, thus making possible improved earnings per share for continuing shareholders if future earnings are at the level anticipated, without imposing excessive risk on the Company or its shareholders if future earnings are weaker than expected.

     - Our financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares.

     - We believe that after the Offer is completed the Company's financial condition, access to capital and outlook for continued favorable cash generation will allow it to continue to pursue the development of its core business, including ongoing product development activities, important retail marketing initiatives, capital expenditures and global expansion. See Section 10.

Accordingly, the board of directors believes that the Offer is consistent with our long term corporate goal of increasing shareholder value.

     We believe the Offer may also be attractive from the perspective of our shareholders.

     - The Offer gives shareholders the opportunity to sell Shares at prices greater than market prices prevailing prior to announcement of the Offer. See Section 8 for information about recent market prices of Class A Shares.

     - The Offer provides shareholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $21.00 nor less than $18.50 per Share) at which they wish to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with market sales and without regard to whether the trading market is sufficiently liquid to permit the sale.

     - Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and thus in the Company's future earnings and assets.

     Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to the Company and its continuing shareholders.

     - The Company will incur significant additional indebtedness in order to pay for the tendered Shares. In fact, the Company's pro forma balance sheet as of July 3, 1999, shows a deficit in shareholders' equity of $17.6 million if the Offer is fully subscribed and the Purchase Price of each class is $21.00 per

       Share. See Section 9 and Section 10. Although the board of directors carefully evaluated this matter in determining that the Offer is both prudent and lawful (and obtained an opinion from American Appraisal Associates, Inc. that based on the fair value of its assets on a pro forma basis as of August 28, 1999, the fair value of the aggregate assets of the Company, on a consolidated basis, will exceed its liabilities, including its contingent liabilities, by at least the aggregate par value of its issued capital stock after the Offer is completed), we cannot determine whether stock market or other third party perceptions of the Company will be adversely affected by the additional indebtedness of the Company.

     - Because of the additional indebtedness, the interest rate that the Company must pay on all of its borrowing, including its seasonal borrowings to cover working capital needs, initially will increase from prime or LIBOR plus .625% to prime or LIBOR plus 1.50%, and will remain at these levels until the indebtedness is significantly reduced or the ratio of debt to cash flow is otherwise improved.

     - The Company's higher leverage will cause its continuing shareholders to bear a higher risk in the event of future losses or earnings reductions (see Section 9).

     - If and to the extent that Shares tendered in the Offer were issued upon the exercise of Company options within six months of the Offer, including conditional exercises of options pursuant to the Option Exercise Form as described herein, the Company's financial statements will record compensation expense equal to the excess of the Class A Purchase Price over the exercise price of the options, and the Company's reported earnings will be correspondingly lower.

     - The Offer will reduce the Company's "public float" (the number of shares owned by outside shareholders and available for trading in the securities markets). This and the Company's higher leverage may result in lower stock prices or reduced liquidity in the trading market for Class A Shares in the future (see Section 12).

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. SHAREHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE OFFER, SHOULD CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

     We have been advised that some members of the Hyde and Wyman families (including certain of the Company's directors and executive officers) intend to sell Shares to unrelated persons in independent market transactions. See Section 11.

     We may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. However, SEC Rule 13e-4 prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the results of the Offer, the market price of the Shares, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be canceled and returned to the status of authorized but unissued stock, and will be available for the Company to issue without further shareholder action (except as required by applicable law or the rules of Nasdaq or any other securities exchange on which the Shares are listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plan or compensation programs for directors. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

3. PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For Shares, other than option shares, to be tendered properly pursuant to the Offer:

     - the certificates for the Shares (or confirmation of receipt of the Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), including any required signature guarantees, or an Agent's Message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to 12:00 midnight, Eastern Time, on the Expiration Date; or

     - the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, SHAREHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE AT WHICH THEIR SHARES ARE BEING TENDERED, EITHER BY SPECIFYING A PARTICULAR PRICE (IN INCREMENTS OF $.25) OR BY INDICATING THAT THEY ARE TENDERING AT THE PURCHASE PRICE FOR THE APPLICABLE CLASS AS DETERMINED BY THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE OFFER. Shareholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     Holders of exercisable options to purchase Class A Shares should not complete the Letter of Transmittal but should follow the instructions for tendering Shares referred to below. See "Tenders by Holders of Exercisable Options." In addition, qualifying shareholders who tender all Odd Lot Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lots as set forth in Section 1. See Instruction 8 of the Letter of Transmittal.

     To prevent backup federal income tax withholding of 31% of the gross proceeds, and in the case of certain foreign shareholders, to prevent a 30% withholding tax, certain completed forms should accompany the Letter of Transmittal. See Section 14.

     Tenders by Holders of Exercisable Options. Holders of exercisable options for Class A Shares granted under our stock option plans who wish to participate by conditionally exercising options and tendering the underlying Shares should not complete the Letter of Transmittal. Instead, they must complete the Option Election Form and follow the procedures and instructions in the related documents. These documents are also part of the terms of the Offer.

     Holders of exercisable options should read this Offer to Purchase, the related Letter of Transmittal and the Option Election Form and related instructions, as they contain the terms of the Offer. Holders of options should also see "Certain Federal Income Tax Consequences -- Tax Considerations for Holders of Options" in Section 14 for information about tax considerations and
Section 5 for special payment procedures that apply to option holders if they participate in the Offer.

     Holders of exercisable options who wish to tender option shares in the Offer should review the information and must follow the instructions to the Option Election Form. See Section 5 below, "Purchases of Shares and Payment of Purchase Price -- Special Procedures for Holders of Options." Holders of exercisable options who also hold Shares directly may participate in the Offer with respect to the directly owned Shares by following the instructions in this Offer to Purchase and the Letter of Transmittal.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if:

     - The Letter of Transmittal is signed by the registered holder of the Shares tendered and the holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal. For this purpose the "registered holder" includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility"); or

     - Shares are tendered for the account of a firm or other entity that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agents in the United States (each an "Eligible Institution").

If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, and the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. Also, see Section 5 for information about applicable stock transfer taxes.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of a book-entry transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), or an Agent's Message, and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, THEN WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date or (b) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the shareholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

     - the tender is made by or through an Eligible Institution;

     - the Depositary receives by hand, mail, or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in substantially the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

     - the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or an Agent's Message, and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     If any tendered Shares are not purchased or if less than all Shares evidenced by a shareholder's certificates are tendered, we will return certificates for unpurchased Shares as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the Shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case without expense to the shareholder.

     Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person's taxpayer identification number, employer identification number or social security number, to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. Certain shareholders, including, among others, corporations and certain foreign shareholders, in addition to foreign corporations, may not be subject to these backup withholding and reporting requirements. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 14 and 15 of the Letter of Transmittal.

     To prevent backup federal income tax withholding equal to 31% of the gross payments made to shareholders for Shares purchased pursuant to the Offer, each shareholder who does not otherwise establish an exemption from withholding must provide the Depositary with the shareholder's correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included with the Letter of Transmittal.

     For a discussion of certain United States federal income tax consequences to tendering shareholders, see Section 14.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give notice of any defect or irregularity.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of SEC Rule 14e-4 and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for the person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by law (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Offer.

4. WITHDRAWAL RIGHTS.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Unless the Company has accepted the Shares, including option shares, for payment pursuant to the Offer, tenders for Shares may also be withdrawn at any time after 12:00 midnight, Eastern Time, on December 2, 1999.

     For a withdrawal to be effective as to Shares other than option shares, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form in a timely manner at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder (if different from that of the person who tendered such Shares), the number and class(es) of Shares tendered and the number and class(es) of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in
Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. Holders of exercisable options must comply with the withdrawal procedures set forth in the instructions for them.

     We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur liability for failure to give notice of any defects or irregularities. Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn Shares are properly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company until the tender is properly withdrawn as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     General. Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date:

     - we will determine the Class A Purchase Price and the Class B Purchase Price that the Company will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares of each class tendered and the prices specified by tendering shareholders, and

     - we will accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the applicable Purchase Price and not withdrawn prior to the Expiration Date.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered at or below the applicable Purchase Price and not withdrawn (subject to the proration and conditional tender provisions of the Offer) only when, as and if we give oral or written notice to the Depositary of the Company's acceptance of the Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will accept for payment and pay the Class A Purchase Price for 4,500,000 Class A Shares (subject to increase or decrease as provided in Section 15) or such lesser number of Class A Shares as are properly tendered at prices not in excess of $21.00 nor less than $18.50 per Share and not withdrawn as permitted in Section 4. Similarly, we will accept for payment and pay the Class B Purchase Price for 100,000 Class B Shares (subject to increase or decrease as provided in Section 15) or such lesser number of Class B Shares as are properly tendered at prices not in excess of $21.00 nor less than $18.50 per Share and not withdrawn as permitted in Section 4. In the case of option shares, the Company will pay the Class A Purchase Price less the exercise price and the applicable withholding amount.

     The Company will pay for Shares, other than option shares, purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting the payment to the tendering shareholders.

     In the event of proration, we will determine the proration factor and pay for those tendered Shares, including option shares, accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven to ten business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the applicable Purchase Price and Shares not purchased due to proration or conditional tender, will be returned (or, in the case of Shares tendered by book-entry transfer, the Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who so delivered the Shares) to the tendering shareholder at the Company's expense as promptly as practicable after the Expiration Date without expense to the tendering shareholders. Under no circumstances will we pay interest on the Purchase Price by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the applicable Purchase Price unless the shareholder provides satisfactory evidence of the payment of the stock transfer taxes, or an exemption from those taxes. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO DOES NOT COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO THE SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3 AND SECTION 14. ALSO SEE SECTION 14 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. SHAREHOLDERS.

     Special Procedures for Holders of Exercisable Options. Holders of exercisable options to purchase Class A Shares granted under the Company's stock option plans may tender option shares in connection with the conditional exercise of the options as part of the Offer. Tendering option holders will instruct the Company, as their agent, to tender part or all of the option shares resulting from the conditional exercise.

     This exercise of options will be "conditional" because the option holder is deemed to exercise the option only if, and to the extent that, the Company actually purchases the option shares in the Offer. If, after taking into account proration, we purchase less than all of the option shares which the holder has tendered in the Offer, the options will be exercised, and the option shares purchased, only in the order designated by the holder in the Option Election Form. If any of the tendered option shares are not purchased, the related options will not be considered to have been exercised and will remain outstanding.

     As an accommodation to option holders planning to tender option shares in the Offer, the Company will permit a "cashless" exercise of the options for Class A Shares purchased in the Offer. In this event, the option holder will not be required to pay cash for the exercise price, and the consideration received by the holder whose option shares are purchased in the Offer will be the difference between the Class A Purchase Price per Share and the exercise price per Share relating to the option shares so purchased (less the applicable tax withholding amount). Option holders who have not exercised their options for cash and received Shares may not use the Letter of Transmittal to direct the tender of the option shares. Instead, such holders must follow the procedures for tender described in the Option Election Form and related instructions included with this Offer to Purchase.

6. CONDITIONAL TENDER OF SHARES.

     Under certain circumstances set forth in Section 1 above, the Company may prorate the number of Shares of either class purchased pursuant to the Offer. As discussed in Section 14, the number of Shares to be purchased from a particular shareholder might affect the tax consequences of the purchase to the shareholder and the shareholder's decision whether to tender and how many shares to tender. Accordingly, a shareholder may tender Shares subject to the condition that all or a specified minimum number, if any, must be purchased. Any shareholder wishing to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, or, in the case of an option holder wishing to make a conditional tender of option shares, in Section 4 of the Option Election Form. It is the tendering shareholder's responsibility to calculate the minimum number of Shares and to decide on the priority of purchases of each class, if applicable. In making this determination, we urge you to consult your own tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of Shares to be purchased from any shareholder below the minimum number specified by that shareholder, the tender will automatically be deemed withdrawn, except as provided in the next paragraph, and Shares tendered by the shareholder will be returned as soon as practicable after the Expiration Date.

     However, if so many conditional tenders would be deemed withdrawn that the total number of Shares to be purchased falls below 4,500,000 Class A Shares or below 100,000 Class B Shares, then, to the extent feasible, the Company will select enough of the conditional tenders, which would otherwise have been deemed withdrawn, to purchase the desired number of Shares. In selecting among the conditional tenders, the Company will select by random lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased. CONDITIONAL TENDERS WILL BE SELECTED BY LOT ONLY FROM SHAREHOLDERS WHO TENDER ALL OF THEIR SHARES.

7. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any Shares tendered and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f), if at any time on or after October 4, 1999, and prior to the time of payment for any Shares (whether any Shares have previously been accepted for payment pursuant to the Offer) any of the following events occur (or are reasonably determined by the Company to have occurred) and, in the Company's judgment and regardless of the circumstances giving rise to the event (including any action or omission to act by the Company), the occurrence of the event makes it inadvisable to proceed with the Offer or with the acceptance for payment or payment:

          (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (1) challenges the making of the Offer, the acquisition of some of all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (2) in the Company's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's sole judgment, would or might directly or indirectly
     (1) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;
     (2) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (3) materially impair the contemplated benefits of the Offer to the Company; or
     (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries.

          (c) there shall have occurred:

             (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

             (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

             (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

             (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's sole judgment, might affect the extension of credit by banks or other lending institutions in the United States;

             (5) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares;

             (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the Company's business, operations or prospects, taken as a whole;

             (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

             (8) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured from the close of business on October 1, 1999;

          (d) a tender or exchange offer with respect to some or all of the Shares (other than this Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or the Company shall have learned that:

             (1) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares of either class, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares of either class (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC before October 4, 1999;

             (2) any person, entity or group who has filed a Schedule 13D or
        Schedule 13G with the SEC before October 4, 1999, shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares of the applicable class; or

             (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities;

          (e) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in our sole judgment, is or may be material to the Company or its subsidiaries; or

          (f) despite the commitment from the Company's banks described in
     Section 9, the financing described in Section 9 is not available for any reason.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any condition. These conditions may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of the right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

8. PRICE RANGE OF SHARES; DIVIDENDS.

     The Class A Shares are listed and traded on the Nasdaq National Market. Until June 27, 1997, the Class B Shares were listed and traded on the Nasdaq National Market and are no longer listed or traded on the Nasdaq National Market or any exchange.

     The following table sets forth, for the fiscal quarters indicated, the high and low closing per share sales prices for the Class A Shares and the Class B Shares on the Nasdaq National Market as compiled from Nasdaq and the cash dividends declared per Share in each fiscal quarter. All amounts have been adjusted for the two-for-one stock split effected in the form of a stock dividend that was declared by the Company on August 10, 1998.

                      CLASS A                             HIGH            LOW        DIVIDENDS
                      -------                             ----            ---        ---------
1997:
  First Quarter....................................  $ 8 9/16        $ 6 7/8           $.035
  Second Quarter...................................   10 7/8           7 3/4            .035
  Third Quarter....................................   14 1/16         10 9/16           .035
  Fourth Quarter...................................   17 13/16        13 3/8            .035
1998:
  First Quarter....................................  $20 1/4         $14 1/2           $.035
  Second Quarter...................................   23              17 3/4            .035
  Third Quarter....................................   24 9/16         18 1/4            .05
  Fourth Quarter...................................   24 1/4          17 7/8            .05
1999:
  First Quarter....................................  $20 1/2         $14 15/16         $.05
  Second Quarter...................................   22 3/4          17 1/8            .05
  Third Quarter (through September 30).............   21              14 1/4            .05

                        CLASS B                              HIGH            LOW       DIVIDENDS
                        -------                              ----            ---       ---------
1997:
  First Quarter........................................  $ 9 3/4        $ 9 9/16         $.03
  Second Quarter.......................................    9 9/16         9 9/16          .03
  Third Quarter........................................      N.A.           N.A.          .03
  Fourth Quarter.......................................      N.A.           N.A.          .03
1998:
  First Quarter........................................      N.A.           N.A.         $.03
  Second Quarter.......................................      N.A.           N.A.          .03
  Third Quarter........................................      N.A.           N.A.          .0425
  Fourth Quarter.......................................      N.A.           N.A.          .0425
1999:
  First Quarter........................................      N.A.           N.A.         $.0425
  Second Quarter.......................................      N.A.           N.A.          .0425
  Third Quarter (through September 30).................      N.A.           N.A.          .0425

     SHAREHOLDERS ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE CLASS A SHARES.

9. SOURCE AND AMOUNT OF FUNDS.

     The Company maintains an unsecured credit agreement with a number of banks which provides for both a $60 million revolving credit facility and a $40 million demand line of credit. These credit facilities may be used by the Company for cash borrowings, the issuance of letters of credit or the support of commercial paper issued by the Company. While the $40 million line of credit is revocable at any time, the $60 million revolving credit facility expires in June, 2001.

     On September 22, 1999, the Company received commitments for a new credit agreement with eight participating banks that will replace our existing credit agreement. These commitments are subject to certain conditions, including, among others, negotiation and execution of the new credit agreement containing the terms described below. This new credit agreement will provide for a five year, $125 million term loan which can be used to finance repurchases of Shares. It will also provide a three year, $75 million revolving credit facility that is available for general corporate purposes. The Offer is contingent upon entering into this new Credit Agreement.

     Assuming the Company purchases 4,500,000 Class A Shares and 100,000 Class B Shares pursuant to the Offer at a purchase price of $21.00 per Share, we expect the maximum aggregate cost to purchase Shares and to pay related fees and expenses to be approximately $97.4 million. We expect to fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from a combination of available cash and borrowings under the new credit agreement for which the Company has obtained commitments as described above. At September 30, 1999, the Company had available cash and marketable securities of approximately $15.7 million. We therefore expect to finance up to approximately $81.7 million of the maximum aggregate purchase price of the Offer from borrowing under the new credit agreement.

     The new term loan will require annual principal payments of at least $15 million per year. The terms of the new revolving credit facility will require that outstanding loans under the revolving credit facility be reduced to $0 for at least 60 consecutive days each year.

     Both the term loan facility and the revolving credit facility will provide for the payment of interest based, at the Company's election, on either a base rate (prime rate) or LIBOR plus between 0.75% and 1.5% per year, depending upon the Company's ratio of debt to cash flow. The LIBOR interest rate will be fixed for interest periods of one month, two months or three months, at the Company's option. The Company will also pay a commitment fee based on the average unused portion of the revolving credit facility of between 0.200% and 0.275% per year, depending upon the Company's ratio of debt to cash flow. Thus, as the Company's leverage declines, the interest rate and commitment fee payable to the banks under the new credit agreement also decline.

     The Company is currently negotiating the details of the new credit agreement. While not yet finally determined, the Company anticipates that the agreement will contain customary events of default and agreements, including limitations on additional indebtedness, dividends and share repurchases, mergers and capital expenditures.

     As of September 30, 1999, there were no outstanding extensions of credit under the Company's current credit agreement, except for certain letters of credit issued for the account of the Company. We believe that loans under the new credit agreement and currently available cash and short term investments, along with cash generated from operations, will be sufficient to finance the Offer and the Company's seasonal working capital needs, as well as its capital expenditures and business development needs.

     Although we currently do not have specific plans, we may, in the future, depending on business and market conditions, refinance or replace all or a portion of the cash used to purchase Shares in the Offer with proceeds from the sale of debt or equity securities or such other financing as we deem appropriate.

10. CERTAIN INFORMATION CONCERNING THE COMPANY.

GENERAL

     OshKosh B'Gosh was founded in 1895 and was incorporated in the state of Delaware in 1929. The Company designs, manufactures, sources and markets apparel for the children's wear and youth wear markets. The Company also offers a children's footwear collection. While its heritage is in the men's work wear market, the Company is currently best known for its line of high quality children's wear. It is the Company's vision to become the dominant global marketer of branded products for children ages newborn through ten through leverage of the existing brand franchise in OshKosh B'Gosh and related trademarks and utilization of the Company's core competencies to supply the market with all appropriate products for children where quality, durability and fashion innovation are important. The Company is also pursuing niche opportunities in adult apparel, where its century old heritage can provide meaningful differential advantage to address the needs of the marketplace.

     The success of the children's wear business can be attributed to the Company's core themes: quality, durability, style, trust and Americana. These themes have propelled the Company to the position of a market leader in the branded children's wear industry. The Company strategically extends the product line and also leverages the economic value of the OshKosh B'Gosh name via both domestic and international licensing agreements.

     In order to meet the diverse needs of its broad customer base, the Company uses a wide variety of distribution channels to market its products. Wholesale distribution is made primarily through department and specialty stores, although sales are made through direct mail catalog companies, foreign retailers and other outlets. Product sales to department and specialty stores are made primarily by an employee sales force with the balance of sales made by manufacturer's representatives or through in-house accounts. The Company works closely with its department store customers to enhance brand presentation and availability of products through the creation of "showcase" environments that combine fixtures, in-store merchandising support and focused advertising to communicate a powerful and consistent brand presence to the consumer.

     In addition to the Company's wholesale business, the Company also operates a chain of 128 domestic OshKosh B'Gosh brand stores, including 122 outlet stores which sell first quality and irregular OshKosh B'Gosh merchandise throughout the United States, five showcase/mall specialty stores and one strip mall specialty store. The Company is currently exploring additional marketing formats through the anticipated development of approximately ten strip mall specialty stores during the next 15 months. In addition, the Company currently plans to further broaden distribution through the OshKosh B'Gosh website during the fourth quarter of 1999.

     In 1997, the Company expanded its retail product line in its OshKosh B'Gosh branded stores by offering youth wear sizes for girls and boys under the trade name of Genuine Girls (girls sizes 7-16) and Genuine Blues (boys sizes 8-16). The Company has recently expanded distribution of the Genuine Girls and Genuine Blues product offerings to its wholesale customers.

     The Company designs and arranges for the manufacture of substantially all of its apparel and footwear product offerings. Company designers develop fabrications, trim accessories and detailed manufacturing specifications. The product is then manufactured according to detailed Company specifications and production schedules in Company-owned manufacturing facilities or at third-party contractor locations worldwide. Product sourcing is based on manufacturing capacity, quality, cost and lead times, in addition to capabilities of specific manufacturing facilities.

     The Company leverages its name and brand equity into a wide variety of children's products including sleepwear, socks, eyewear, toys, bedding, car seats, strollers and other juvenile products. The Company regularly reviews the seasonal offerings of all related products both locally and internationally for consistency, brand image and quality. The Company earns royalties for use of its name on children's and men's wear products throughout the world, and from related accessories distributed in the United States.

CERTAIN FINANCIAL INFORMATION

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following summary historical financial information as of and for the years ended January 2, 1999, and December 31, 1997, was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended January 2, 1999 (the "Company's 1998 Annual Report"). The following summary historical financial information as of and for the six months ended July 3, 1999, and July 4, 1998, was derived from the unaudited consolidated condensed financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended July 3, 1999 (the "Company's 1999 Second Quarter Report"). The financial statements are hereby incorporated herein by reference, along with the other information and data contained in the Company's 1998 Annual Report and the Company's 1999 Second Quarter Report. The Company intends to report third quarter results on or about October 18, 1999. More comprehensive financial information is included in such reports, and the financial information that follows is qualified in its entirety by reference to such reports, as such reports may be amended from time to time, and all the financial statements and related notes contained therein, copies of which may be obtained as set forth below under the caption "--Additional Information."

     The summary historical financial information as of and for the six months ended July 3, 1999, and July 4, 1998, is unaudited and was derived from the accounting records of the Company. In the opinion of management of the Company, the summary historical financial information as of and for the six months ended July 3, 1999, and July 4, 1998, include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Results for an interim period may not be indicative of the results of operations for any future period.

     Summary Unaudited Pro Forma Financial Information. The following summary unaudited pro forma financial information sets forth the summary historical financial information of the Company as adjusted to give effect to the purchase of 4,600,000 Shares in the Offer at a Purchase Price of $21.00 per Share and at a Purchase Price of $18.50 per Share, the minimum and maximum possible Purchase Prices in the Offer for both Class A Shares and Class B Shares. Expenses related to the Offer are estimated to be approximately $800,000. The summary, unaudited pro forma consolidated income statement information gives effect to the purchase of Shares pursuant to the Offer as if it had occurred as of January 1, 1998. The summary, unaudited pro forma consolidated balance sheet information gives effect to the purchase of Shares pursuant to the Offer as if it had occurred as of July 3, 1999. The summary unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained had the purchase of Shares in the Offer been completed at the dates indicated or results that may be obtained in the future. The summary unaudited pro forma financial information should be read in conjunction with the summary historical financial information and accompanying notes.

                                             YEAR ENDED                                     SIX MONTHS ENDED
                         ---------------------------------------------------   -------------------------------------------
                                PRO FORMA                   ACTUAL                   PRO FORMA               ACTUAL
                         -----------------------   -------------------------   ---------------------   -------------------
                          ASSUMED      ASSUMED                                  ASSUMED     ASSUMED
                         $18.50 PER    $21 PER                                 $18.50 PER   $21 PER
                           SHARE        SHARE                                    SHARE       SHARE
                          PURCHASE     PURCHASE                                 PURCHASE    PURCHASE
                           PRICE,       PRICE,                                   PRICE,      PRICE,
                         JANUARY 2,   JANUARY 2,   JANUARY 2,   DECEMBER 31,    JULY 3,     JULY 3,    JULY 3,    JULY 4,
                            1999         1999         1999          1997          1999        1999       1999       1998
                         ----------   ----------   ----------   ------------   ----------   --------   -------    -------
                                              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE INFORMATION)
INCOME STATEMENT
INFORMATION:
  Net sales............   $423,232     $423,232     $423,232      $395,196      $184,449    $184,449   $184,449   $184,823
  Income before income
    taxes..............     43,061       42,256       49,325        38,187        12,358      11,984     15,245     13,850
  Net income...........     25,576       25,093       29,335        22,558         7,534       7,306      9,295      8,172
  Weighted average
    number of common
    shares outstanding
    -- basic...........     14,472       14,472       19,072        22,033        12,498      12,498     17,098     19,620
    -- diluted.........     14,761       14,761       19,361        22,184        12,709      12,709     17,309     19,886
  Earnings per share
    -- basic...........   $   1.77     $   1.73     $   1.54      $   1.02      $    .60    $    .58   $    .54   $    .42
    -- diluted.........       1.73         1.70         1.52          1.02           .59         .57        .54        .41
  Ratio of earnings to
    fixed charges......       4.61x        4.32x        8.99x         7.85x         3.16x       2.96x      5.86x      5.81x
BALANCE SHEET
INFORMATION (AT END OF
PERIOD):
  Working capital......                                                         $ 37,547    $ 37,547   $ 54,947
  Total assets.........                                                          139,390     139,390    140,790
  Total debt...........                                                           84,500      96,000         --
  Other long-term
    liabilities........                                                           12,856      12,856     12,856
  Shareholders' equity
    (deficit)..........                                                           (6,106)    (17,606)    79,794
  Book value per common
    share..............                                                         $   (.52)   $  (1.50)  $   4.89

NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following assumptions were made in presenting the summary historical and pro forma financial information.

(a) The pro forma income statement information assumes 4,500,000 Class A Shares and 100,000 Class B Shares were purchased January 1, 1998, at $18.50 per Share and $21.00 per Share, as applicable, with the purchase being initially financed with borrowings under new credit facilities of $64,900 and $76,400, respectively, and available cash at January 1, 1998, of $22,000 (Note: The pro forma borrowings would have been increased during 1998 and the first six months of 1999 to reflect seasonal working capital needs).

(b) The pro forma balance sheet information assumes 4,500,000 Class A Shares and 100,000 Class B Shares were purchased July 3, 1999, at $18.50 per Share and $21.00 per Share, financed with borrowings under the new credit facilities of $84,500 and $96,000, respectively, and available cash at July 3, 1999, of $2,400.

(c) For purposes of the Ratio of Earnings to Fixed Charges computation, earnings are defined as income before income taxes and fixed charges. Fixed charges are the sum of interest expense and the interest portion of operating lease expense.

(d) Book value per common share is calculated as total shareholders' equity (deficit) divided by the number of common shares outstanding at the end of the period.

(e) The above unaudited pro forma financial information assumes that none of the Shares purchased pursuant to the Offer are option shares.

ADDITIONAL INFORMATION

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of these persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of these materials may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of September 30, 1999, the Company had issued and outstanding 14,022,481 Class A Shares and 2,248,218 Class B Shares. The 4,500,000 Class A Shares and 100,000 Class B Shares that the Company is offering to purchase pursuant to the Offer represent approximately 32.1% of the outstanding Class A Shares and 4.4% of the outstanding Class B Shares. As of September 30, 1999, the Company's directors and executive officers as a group (17 persons) beneficially owned an aggregate of 1,008,711 Class A Shares and 1,104,338 Class B Shares, representing approximately 13.0% of the outstanding Shares. At the same date members of the Wyman and Hyde families that are parties to the cross purchase agreement described in the last paragraph of this Section 11 (including certain of the Company's directors and executive officers) beneficially owned an aggregate of approximately 1,945,452 Class A Shares and approximately 2,071,310 Class B Shares, representing approximately 24.7% of the outstanding Shares.

     The directors and executive officers of the Company are entitled to participate in the Offer on the same basis as all other shareholders. Although none of the officers or directors have indicated that they presently intend to tender any Shares pursuant to the Offer, some of them may choose to do so.

     The members of the Wyman and Hyde families, including some of the Company's directors and executive officers, have indicated that they do not intend to tender any Shares pursuant to the Offer because, as a result of the capital structure of the Company and the substantial percentage of the Class B Shares owned by members of the Wyman and Hyde families, their sales would probably be taxed as dividends rather than receiving capital gains treatment, which is generally available to public shareholders in the Offer. See Section 14. However, the following persons have indicated that they may sell up to the number of Class A Shares specified below, including Shares obtained through the exercise of stock options, to unrelated persons in market transactions, either during the Offer or otherwise. Sales by the three officers named below would occur only after the Company announces its third quarter results. The number of Shares these persons actually sell, if any, will depend upon the market prices and liquidity of trading in the Class A Shares from time to time. The prices they receive could be either higher or lower than the Class A Purchase Price for Shares tendered pursuant to the Offer.

                            NAME                                 CLASS A SHARES
                            ----                                 --------------
Douglas W. Hyde.............................................   up to 42,000 Shares
Michael D. Wachtel..........................................   up to 39,000 Shares
William F. Wyman............................................  up to 110,000 Shares
Other members of the Wyman and Hyde families................  up to 220,000 Shares

     If the Company purchases an aggregate of 4,600,000 Shares pursuant to the Offer, the Company's executive officers and directors do not tender any Shares and members of the Wyman and Hyde families sell or tender Shares as anticipated, then immediately after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group will beneficially own approximately 8.6% of the outstanding Class A Shares and approximately 51.4% of the outstanding Class B Shares and members of the Wyman and Hyde families collectively will beneficially own approximately 16.1% of the outstanding Class A Shares and approximately 96.4% of the outstanding Class B Shares.

     Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor, to the best of the Company's knowledge, any of the directors or executive officers, has effected any transactions in the Shares during the 40 business days prior to the date hereof, except that the following persons or members of their immediate families or trusts for their benefit have made or received gifts of Shares to or from family members as a part of their annual financial planning activities.

                       NAME                              GIFTS RECEIVED            GIFTS MADE
                       ----                              --------------            ----------
Douglas W. Hyde...................................    2,400 Class A Shares    2,600 Class A Shares
                                                      1,200 Class B Shares
Michael D. Wachtel................................    2,400 Class A Shares    2,800 Class A Shares
                                                      1,200 Class B Shares
William F. Wyman..................................    4,000 Class B Shares

     Except as set forth in this Offer to Purchase, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Shares and Class B Shares by each director owning more than 1% of either Class A Shares or Class B Shares, each person known to own more than 5% of either class of the Company's Shares, and all directors and executive officers as a group. The table is based on information available to the Company as of September 30, 1999, and is believed to be current except as noted in the accompanying footnotes. Although shares of Class B Shares are convertible into Class A Shares on a one-for-one basis, the Class A Shares disclosures do not include shares that would be issuable upon such conversion. Except as indicated in the footnotes such persons have sole voting and investment power of the shares beneficially owned and disclaim beneficial ownership of shares held directly by their spouses.

                                     SHARES OF CLASS A    PERCENTAGE    SHARES OF CLASS B    PERCENTAGE
         NAME AND ADDRESS               COMMON STOCK       OF SHARES       COMMON STOCK       OF SHARES
        OF BENEFICIAL OWNER          BENEFICIALLY OWNED   OUTSTANDING   BENEFICIALLY OWNED   OUTSTANDING
        -------------------          ------------------   -----------   ------------------   -----------
Bank One Corporation and
subsidiaries, including amounts
owned as Trustee of the Earl W.
Wyman Trusts dated February 17,
1960 as amended ("Earl W. Wyman
Trusts")(1)........................      1,316,455            9.4%                  *
  100 East Broad Street
  Columbus, OH 43271-0251
William F. Wyman(1)(2)(3)..........        114,920            0.8%            483,364           21.5%
  1373 Waugoo Avenue
  Oshkosh, WI 54901
Thomas R. Hyde(1)(2)(4)............        166,332            1.2%            219,884            9.8%
  109 Chapin Parkway
  Buffalo, NY 14209
Thomas R. Wyman(1)(2)(5)...........        589,530            4.2%            289,188           12.7%
  2896 Fond du Lac Road
  Oshkosh, WI 54901
Douglas W. Hyde(1)(2)(6)...........        293,866            2.1%            310,724           13.8%
  3700 Edgewater Lane
  Oshkosh, WI 54901
Michael D. Wachtel(1)(2)(7)........        332,659            2.4%            308,512           13.7%
  1030 Washington Avenue
  Oshkosh, WI 54901
Joyce W. Hyde(1)(2)(8).............        102,564            0.7%            125,908            5.6%
  1234 Washington Avenue
  Oshkosh, WI 54901
Steven R. Duback(9)................         18,370            0.1%                  0              --
  3212 North Summit Avenue
  Milwaukee, WI 53211
Orren J. Bradley(10)...............         17,626            0.1%                238              --
  925 East Wells Street, Apt. 216
  Milwaukee, WI 53202
Jerry M. Hiegel(11)................         36,000            0.2%                  0              --
  One South Pinckney Street
  Suite 333
  Madison, WI 53703
David L. Omachinski(12)............         73,400            0.5%                  0              --
  1605 Maricopa Drive
  Oshkosh, WI 54904
Stig A. Kry(13)....................         14,000            0.1%                  0              --
  333 East 68th Street
  Apt. 2F
  New York, NY 10021
Shirley A. Dawe(13)................         12,000            0.1%                  0              --
  119 Crescent Road
  Toronto, Ontario, Canada M4W 1T8
All Directors and Executive
  Officers as a group..............      1,008,711            7.2%          1,104,338           49.1%
  (17 persons)(14)

-------------------------
  * Except for 220,720 shares of Class B Common Stock owned by Bank One as Trustee of the Earl W. Wyman Trusts described in Note (1) below, the Company does not have knowledge of the ownership of Class B Common Stock by this entity. Bank One Corporation's aggregate ownership of Class A Common Stock shown in the table is based on its Schedule 13G dated February 1, 1999, reporting its ownership as of December 31, 1998.

 (1) The Earl W. Wyman Trust for the benefit of the Wyman family beneficially owns 400,000 shares of Class A Common Stock and 110,360 shares of Class B Common Stock, or about 2.9% and 4.9%, respectively, of such stock outstanding. Its beneficiaries are Thomas R. Wyman and his children (William F. Wyman and Ann E. Wolf). The Earl W. Wyman Trust for the benefit of the Hyde family beneficially owns 120,000 shares of Class A Common Stock and 110,360 shares of Class B Common Stock, or about 0.9% and 4.9% respectively, of such stock outstanding. Its beneficiaries are Joyce W. Hyde and her children (Douglas W. Hyde, Thomas R. Hyde, and Margaret H. Wachtel).

 (2) Thomas R. Wyman and Shirley F. Wyman are the parents of William F. Wyman and Ann E. Wolf. Thomas R. Wyman is also the brother of Joyce W. Hyde. Joyce W. Hyde and Charles F. Hyde are the parents of Douglas W. Hyde, Thomas R. Hyde and Margaret H. Wachtel (who is the wife of Michael D. Wachtel).

 (3) William F. Wyman owns directly 90,760 shares of Class A Common Stock and 436,267 shares of Class B Common Stock, or approximately 0.6% and 19.4%, respectively, of such stock outstanding. He also owns, as sole trustee of three trusts created for the benefit of his children, 1,760 shares of Class A Common Stock and 47,097 shares of Class B Common Stock. The amounts shown in the table also include 22,400 shares of Class A Common Stock issuable pursuant to the vested portion of employee stock options.

 (4) Thomas R. Hyde owns directly 89,860 shares of Class A Common Stock and 189,032 shares of Class B Common Stock, or approximately 0.6% and 8.4%, respectively, of such stock outstanding. He owns as sole trustee of two trusts created for the benefit of his children 22,660 shares of Class A Common Stock and 6,560 shares of Class B Common Stock. He has beneficial ownership of 38,272 shares of Class A Common Stock and 16,292 shares of Class B Common Stock held by him as custodian for his children, and he shares beneficial ownership of 5,270 shares of Class A Common Stock held by his spouse and of 8,000 shares of Class B Common Stock held by his spouse as custodian for his children. In addition, he shares beneficial ownership with his spouse of 5,600 shares of Class A Common Stock owned by a limited partnership in which he and his spouse are the sole general partners, and he shares beneficial ownership as co-trustee with his parents, brother and sister of 4,670 shares of Class A Common Stock held by the Hyde Family Charitable Fund.

 (5) Thomas R. Wyman owns the shares listed as marital property with his wife, Shirley F. Wyman.

 (6) Douglas W. Hyde owns directly 60,050 shares of Class A Common Stock and 280,544 shares of Class B Common Stock, or approximately 0.4% and 12.5%, respectively, of the total number of such shares outstanding. He also owns as sole trustee of two trusts created for the benefit of his children 33,460 shares of Class A Common Stock and 6,560 shares of Class B Common Stock. In addition, he shares beneficial ownership of 77,836 shares of Class A Common Stock and 18,730 shares of Class B Common Stock owned directly by his spouse, held by his spouse as trustee for the benefit of his children, held by him as custodian for his children, and held by the Hyde Family Charitable Fund, of which he and his parents, his brother and his sister are trustees. The amounts shown in the table include 89,250 shares of Class A Common Stock issuable pursuant to the vested portion of employee stock options. The amounts shown in the table also include 33,270 shares of Class A Common Stock and 4,890 shares of Class B Common Stock owned by a trust of which he is the income beneficiary and his minor daughter is the remainder beneficiary.

 (7) Michael D. Wachtel owns directly 27,420 shares of Class A Common Stock and 3,420 shares of Class B Common Stock, or approximately 0.2% and 0.2%, respectively, of the outstanding shares of each class. He owns an additional 2,800 shares of Class A Common Stock and 20,236 shares of Class B Common Stock as sole trustee of two trusts created for the benefit of his children. In addition, he shares beneficial ownership of 164,897 shares of Class A Common Stock and 220,130 shares of Class B Common Stock owned directly by his spouse and held by his wife as custodian for their children and 33,460 shares of Class A Common Stock and 6,560 shares of Class B Common Stock owned by his spouse as sole trustee of two trusts created for the benefit of their children and 4,670 shares of Class A Common Stock held by the Hyde Family Charitable Fund, of which she and her parents and brothers are trustees. The amounts shown in the table include 74,050 shares of Class A Common Stock issuable pursuant to the vested portion of employee stock options. The amounts shown in the table also include 25,362 shares of Class A Common Stock and 58,166 shares of Class B Common Stock owned by two trusts of which his spouse is the income beneficiary and his children are remainder beneficiaries, respectively.

 (8) Joyce W. Hyde and her husband own a total of 121,494 shares of Class A Common Stock and 238,918 shares of Class B Common Stock, or about 0.9% and 10.6%, respectively, of the outstanding shares, all as marital property, but she has sole or shared voting and dispositive power with respect to the amounts shown in the table (i.e., shared voting and dispositive power with respect to 24,806 shares of Class A Common Stock, and sole voting and dispositive power as to the remainder). The amounts shown in the table do not include the shares owned directly or indirectly by their three adult children, as to which she disclaims beneficial ownership.

 (9) Steven R. Duback owns 2,370 shares of Class A Common Stock directly. The amount shown in the table also includes 16,000 shares of Class A Common Stock issuable pursuant to vested stock options.

(10) Orren J. Bradley owns 1,626 shares of Class A Common Stock directly. The amount shown in the table also includes 16,000 shares of Class A Common Stock issuable pursuant to vested stock options.

(11) The shares listed include 20,000 shares of Class A Common Stock owned by a trust of which Mr. Hiegel is the primary beneficiary. Mr. Hiegel has the right to amend or revoke the trust at any time. The amount shown in the table also includes 16,000 shares of Class A Common Stock issuable pursuant to vested stock options.

(12) David L. Omachinski owns 30,000 of the shares of Class A Common Stock listed in the table as marital property with his spouse, 5,000 of which are held by a self-directed IRA. The amount shown in the table also includes 43,400 shares of Class A Common Stock issuable pursuant to the vested portion of employee stock options.

(13) The shares consist of Class A Common Stock issuable pursuant to vested stock options.

(14) The amounts shown in the table include 395,950 shares of Class A Common Stock issuable to directors and executive officers pursuant to the vested portions of stock options.

     The descendants of Earl W. Wyman, their spouses and trusts of which they are beneficiaries (the "Wyman and Hyde families," including, among others, Thomas R. Hyde, Joyce W. Hyde, Douglas W. Hyde, Michael D. Wachtel, Margaret H. Wachtel, the Earl W. Wyman Trusts, Thomas R. Wyman and William F. Wyman) own a total of 1,945,452 Class A Shares (approximately 13.9% of the outstanding Class A Shares) and 2,071,310 Class B Shares (approximately 92.1% of the outstanding Class B Shares). Each member of the Wyman and Hyde families is subject to a cross purchase agreement pursuant to which his or her Class B Shares generally may not be transferred except to a spouse or descendant (or a trust for their benefit) unless the shares first have been offered to the other members of the Wyman and Hyde families. However, the cross purchase agreement does not limit transactions with respect to the Class A Shares of any member of the Wyman and Hyde families. Assuming that the Company purchases a total of 4,500,000 Class A Shares and 100,000 Class B Shares pursuant to the Offer and that members of the Wyman and Hyde families sell Class A Shares as indicated above, after the Offer is completed members of the Wyman and Hyde families would beneficially own approximately 16.1% of the outstanding Class A Shares and approximately 96.4% of the outstanding Class B Shares.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Class A Shares that might otherwise be traded publicly and may reduce the number of shareholders. That may well reduce the already low volume of trading and make it more difficult to buy or sell significant amounts of stock without affecting the market price, which could adversely affect continuing shareholders. Nonetheless, we anticipate that there will be a sufficient number of Class A Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, we do not believe that the Company's purchase of Shares pursuant to the Offer will cause the Company's remaining Class A Shares to be delisted from the Nasdaq National Market.

     The Class A Shares are currently 'margin securities' under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. We believe that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Class B Shares were deregistered under the Exchange Act and delisted by the Nasdaq National Market in 1997 and therefore are no longer "margin securities."

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any approval or other action be required, we presently intend to seek the required approval or to take the required action. We cannot predict whether any such matter would delay payments pursuant to the Offer. We cannot guarantee that any required approval or other action would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 7.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular shareholder in light of the shareholder's particular circumstances and it is not intended to be applicable in all respects to all categories of shareholders, some of whom -- such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold Shares as a position in a "straddle" or as part of a "hedge," "conversion transaction" or other integrated investment, persons who received Shares as compensation or persons whose functional currency is other than United States dollars -- may be subject to different rules not discussed below. This summary does not address any state, local or foreign tax considerations that may be relevant to a shareholder's decision to tender Shares pursuant to the Offer. This summary discusses only Shares held as capital assets within the meaning of Section 1221 of the Code. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     Dividend v. Sale Treatment. If an exchange of Shares for cash pursuant to the Offer is treated as a sale because a shareholder meets any of the tests discussed below, the shareholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received by the shareholder and such shareholder's tax basis in the Shares exchanged. Such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the Shares were held more than one year. Calculation of gain or loss must be made separately for each block of Shares owned by a shareholder. Under the tax laws, a shareholder may be able to designate which blocks and the order of such blocks of Shares to be tendered pursuant to the Offer.

     If a shareholder's exchange of Shares for cash pursuant to the Offer satisfies none of the tests discussed below, the receipt of cash by the shareholder will be treated as a distribution from the Company and will be taxed to the shareholder as ordinary dividend income provided the Company has sufficient current and accumulated earnings and profits (as the Company believes it does). If the exchange is treated as a dividend, the tax basis of a shareholder's Shares which are exchanged for cash pursuant to the Offer is added to the tax basis of the remaining Shares of common stock of the Company which the shareholder actually or constructively owns and cannot be used to offset such shareholder's dividend income from the transaction.

     Consequences of Sale Treatment for the Purchase of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash will be treated as a sale of Shares by the exchanging shareholder provided that at least one of the following tests under Section 302 of the Code is met:

          (a) as a result of the exchange the shareholder's equity interest in the Company is completely terminated (a "complete termination");

          (b) the receipt of cash in exchange for the shareholder's Shares is "not essentially equivalent to a dividend"; or

          (c) as a result of the exchange there is a "substantially disproportionate" reduction in the shareholder's equity interest in the Company.

     If a shareholder sells Shares to persons other than the Company at or about the time the shareholder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the shareholder are part of an overall plan to reduce or terminate the shareholder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the shareholder's sale of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the shareholder satisfies any of the three tests referred to above.

     In applying the foregoing tests, the constructive ownership rules of
Section 318 of the Code apply. Thus a shareholder generally takes into account Shares actually owned by the shareholder as well as Shares actually (and in some cases constructively) owned by others, but which the shareholder is treated as owning by reason of the application of the constructive ownership rules. Pursuant to the constructive ownership rules, a shareholder will be considered to own those Shares owned, directly or indirectly, by certain members of the shareholder's family and certain related entities (such as corporations, partnerships, trusts and estates) in which the shareholder has an interest, as well as Shares which the shareholder has an option to purchase. Under certain circumstances, however, a shareholder may avoid the constructive ownership of Shares owned by family members solely for the purpose of determining whether the "complete termination" of interest test referred to above has been satisfied if
(a) the shareholder does not actually own any Shares after the purchase by the Company, and (b) in accordance with Section 302(c)(2) of the Code, the shareholder files an effective waiver with the Internal Revenue Service ("IRS"). If a shareholder desires to file such a waiver, the shareholder should consult his or her own tax advisor.

     "COMPLETE TERMINATION": A sale of shares pursuant to the Offer will be deemed to result in a "complete termination" of the shareholder's interest in the Company if, immediately after the sale, either:

          (a) the shareholder owns, actually and constructively, no Shares of the Company's common stock; or

          (b) the shareholder actually owns no Shares of the Company's common stock and constructively owns only Shares of the Company's common stock as to which the shareholder is eligible to waive, and does effectively waive, such constructive ownership under the procedures described in Section 302(c)(2) of the Code, as discussed above.

     "NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND": Even if a shareholder's receipt of cash in exchange for Shares pursuant to the Offer fails to meet the "complete termination" test, the shareholder may nevertheless meet the "not essentially equivalent to a dividend" test. Whether a shareholder meets this test will depend on his or her facts and circumstances. In any case, in order to satisfy this test, the shareholder's sale of Shares pursuant to the Offer must result in a "meaningful reduction" in his or her interest in the Company taking into account the constructive ownership rules of Section 318 of the Code referred to above. The IRS has held in a public ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage stock ownership of a stockholder constituted a "meaningful reduction" when the stockholder owned .0001118% of the publicly-held corporation's stock before a redemption, owned .0001081% of the corporation's stock after the redemption, and did not exercise any control over corporate affairs. In that ruling, the IRS applied the meaningful reduction standard to three important rights attributable to stock ownership: (1) the right to vote and thereby exercise control; (2) the right to participate in current earnings and accumulated surplus; and (3) the right to share in net assets on liquidation. In measuring the change, if any, in a shareholder's proportionate interest in the Company, the meaningful reduction test is applied by taking into account all Shares that the Company purchases pursuant to the Offer, including Shares purchased from other shareholders.

     If, taking into account the constructive ownership rules of Section 318 of the Code referred to above, a shareholder owns Shares that constitute only a minimal interest in the Company and does not exercise any control over the affairs of the Company, any reduction in the shareholder's percentage interest in all of the three rights described in the preceding paragraph should be a "meaningful reduction." Such selling shareholder would, under these circumstances, be entitled to treat his or her sale of Shares to the Company pursuant to the Offer as a "sale or exchange" for U.S. federal income tax purposes.

     If a shareholder intends to rely on the "not essentially equivalent to a dividend" test to obtain "sale or exchange" treatment for Shares that he or she sells pursuant to the Offer, particularly if he or she owns, actually or constructively, a combination of Class A Shares and Class B Shares, the shareholder is urged to consult his or her own tax advisor, inasmuch as the redeeming corporation in the public ruling described above had only one class of stock outstanding, and the Company has two classes of outstanding voting shares which classes have different voting and dividend rights.

     "SUBSTANTIALLY DISPROPORTIONATE": Under Section 302(b)(2) of the Code, a sale of Shares pursuant to the Offer, in general, will be "substantially disproportionate" as to a shareholder if immediately after the sale:

          (a) The ratio of the outstanding voting stock of the Company that the shareholder then actually and constructively owns (treating as not outstanding all voting stock purchased by the Company pursuant to the Offer) is less than 80% of the ratio of the outstanding voting stock of the Company that the shareholder actually and constructively owned immediately before the sale of Shares (treating as outstanding all voting stock purchased by the Company pursuant to the Offer); and

          (b) the ratio of the fair market value of the outstanding common stock that the shareholder then actually and constructively owns (treating as not outstanding all common stock purchased by the Company pursuant to the Offer) is less than 80% of the ratio of the fair market value of the outstanding common stock that the shareholder actually and constructively owned immediately before the sale of Shares (treating as outstanding all common stock purchased by the Company pursuant to the Offer).

     Both classes of the Company's outstanding common stock are voting shares. However, because the voting rights of those two classes differ, certain issues exist as to precisely how the "substantially disproportionate" percentage determinations, described above, are to be calculated in these circumstances. For this reason, if a shareholder intends to rely on the "substantially disproportionate" test to obtain "sale or exchange" treatment for Shares that a shareholder sells pursuant to the Offer, the shareholder should consult his or her tax advisor regarding the particulars of how this test will be applied to the shareholder in this instance.

     Corporate Dividends-received Deduction. If the case of a corporate shareholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain holding period requirements set forth in Section 246 of the Code or if the Shares are treated as "debt financed portfolio Stock" within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case a corporate shareholder's adjusted tax basis in the Shares retained by such shareholder would be reduced, but not below zero, by the amount of the nontaxed portion of such dividend. Any amount of the nontaxed portion of the dividend in excess of the corporate shareholder's adjusted tax basis will be treated as gain from the sale of stock for the taxable year in which the cash is received. Corporate shareholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on the adjusted tax basis of their Shares.

     Over-subscription of the Offer. The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the

Company to accept fewer Shares than are tendered. Consequently, the Company can give no assurance that a sufficient number of any shareholder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a shareholder's right to tender Shares subject to the condition that a specified minimum number of such Shares must be purchased (if any are purchased).

     Consequences to Shareholders Who Do Not Tender Pursuant to the
Offer. Shareholders who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

     Backup Federal Income Tax Withholding. See Section 3 for a discussion of the United States federal income tax backup withholding rules and the procedures to avoid backup withholding.

     Tax Considerations for Holders of Option Shares. A holder of a stock option for Class A Shares who receives cash in the Offer in exchange for option shares will be treated as receiving compensation income per share sold equal to the excess of the Class A Purchase Price over the exercise price per share of the relevant option. This income will be taxed to the option holder at ordinary income rates and will be subject to withholding for income and employment taxes. In addition to recognizing the compensation income described above, if, after taking into account the constructive ownership rules of Section 318 of the Code referred to above, the Company's purchase of option shares from the option holder fails to satisfy any of the three tests described above, the full amount of the Class A Purchase Price may be treated as a dividend to the option holder. If (a) an option holder owns (directly or constructively) either Class A Shares or Class B Shares in addition to option shares, or (b) even though an option holder does not own (directly or constructively) any Class A Shares or Class B Shares, the option holder intends to tender less than all of his or her vested option shares, the option holder may not be entitled to treat his or her sale of option shares as a "sale or exchange" and may be treated as receiving a dividend. The option holder is urged to consult his or her own tax advisor.

     Withholding for non-U.S. Shareholders. Although a non-U.S. shareholder may be exempt from U.S. federal backup withholding, certain payments to the non-U.S. shareholders are subject to U.S. withholding tax at a rate of 30%. The Depositary will withhold the 30% tax from gross payments made to non-U.S. shareholders pursuant to the Offer unless the Depositary determines that a non-U.S. shareholder is either exempt from the withholding or entitled to a reduced withholding rate under an income tax treaty. For purposes of this discussion, a "non-U.S. shareholder" means a shareholder who is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized under the laws of the United States or of any State or political subdivision of the foregoing, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (d) a "United States Trust." A United States Trust is any trust if, and only if, (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. trustees have the authority to control all substantial decisions of the trust. A non-U.S. shareholder will not be subject to the withholding tax if the payment from the Company is effectively connected with the conduct of a trade or business in the United States by such non-U.S. shareholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. shareholder) and the non-U.S. shareholder has furnished the Depositary with a properly executed IRS Form 4224 prior to the time of payment.

     A non-U.S. shareholder who is eligible for a reduced rate of withholding pursuant to a U.S. income tax treaty must certify such to the Depositary by providing to the Depositary a properly executed IRS Form 1001 prior to the time payment is made. A non-U.S. shareholder may be eligible to obtain from the IRS a refund of tax withheld if such non-U.S. shareholder is able to establish that no tax (or a reduced amount of tax) is due.

     ALL SHAREHOLDERS OF THE COMPANY ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING SHARES FOR CASH PURSUANT TO THE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of and payment for any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of it. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares of either class or by decreasing or increasing the number of Shares of either class being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by publicly announcing them. In the case of an extension, the announcement must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of the change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company has no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to the Dow Jones New Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If (a) the Company increases or decreases the price to be paid for Shares, the number of Shares being sought in the Offer or the Dealer Manager's soliciting fees and, in the event of an increase in the number of Shares being sought, the increase exceeds 2% of the outstanding Shares, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this
Section 15, the Offer will be extended until the expiration of the period of ten business days.

16. FEES AND EXPENSES.

     The Company has retained Goldman, Sachs & Co. to act as the Dealer Manager in connection with the Offer. The Dealer Manager will receive a fee for its service of $.10 per share for each Share purchased in this Offer. The Company also has agreed to reimburse the Dealer Manager for certain out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Manager against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

     The Company has retained D. F. King & Co., Inc. to act as Information Agent and Harris Trust and Savings Bank to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares they hold as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17. MISCELLANEOUS.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the law. If, after a good faith effort, the Company cannot comply with the law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in that jurisdiction. In any jurisdiction where applicable securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THE OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND OPTION ELECTION FORM.

                                          OSHKOSH B'GOSH, INC.

October 4, 1999

     Manually signed facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                         HARRIS TRUST AND SAVINGS BANK

           By Mail:                  Facsimile Transmission:        By Hand or Overnight Courier:
           --------                  -----------------------        -----------------------------
 Harris Trust and Savings Bank   (for Eligible Institutions Only)   Harris Trust and Savings Bank
c/o Harris Trust Company of New           (212) 701-7636           c/o Harris Trust Company of New
             York                         (212) 701-7637                        York
      Wall Street Station                                                  Receive Window
         P.O. Box 1010                Confirm by Telephone:          88 Pine Street, 19th Floor
 New York, New York 10268-1010                                        New York, New York 10005
                                          (212) 701-7624

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D. F. KING & CO., INC.
                                77 Water Street
                               New York, NY 10005

                    Banks and Brokerage Firms Call Collect:
                                 (212) 425-1685
                           All Others Call Toll Free:
                                 (888) 246-5358

                      The Dealer Manager for the Offer is:

                              GOLDMAN, SACHS & CO.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

October 4, 1999